February 10, 2012

Via EDGAR

Ms. Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	HEICO Corporation Form 10-K for the Fiscal Year Ended October 31, 2011 (“the Form 10-K”) Filed December 22, 2011 File Number 001-04604

Dear Ms. Cvrkel:

This letter responds to your letter to our Chief Financial Officer, dated January 30, 2012.

We have reproduced below your numbered comments, followed by our response on behalf of HEICO Corporation (“the Company”).

Management’s Discussion & Analysis

Results of Operations, page 29

1.	We note your disclosure that the 31% net sales increase in the FSG segment reflects organic growth of 21% as well as additional net sales of approximately $37 million due to the acquisition of Blue Aerospace. You disclose that the organic growth principally reflects higher sales of new products and services and an increase in demand for the segment’s aftermarket replacement parts and repair and overhaul services as a result of increased airline capacity and also reflects higher sales of and demand for the segment’s industrial products. In addition to quantification, please revise this discussion to ensure that each of the identified underlying cause of material increases or decreases is adequately analyzed. For example, for material increases or decreases due to changes in the mix of products sold, sales prices, productivity levels, etc., consider disclosing quantitative analysis of the number of units sold by product line along with its change in selling price, or other relevant measures, in the current period versus the prior period and address the reasons for any significant changes between the periods. In addition to indicating the product line that accounts for the decrease or increase in sales, please considering explain why you believe that decrease/increase occurred and your expectations for future sales. See Item 303 of Regulation SK.

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Company Response to Comment #1

In response to the Staff’s comment, the Company will provide the requested information in its future filings. Please see the following type of enhanced discussion that will be provided in future filings, including the Company’s Form 10-Q for the period ended January 31, 2012 to be filed no later than March 12, 2012. The previous disclosures from the Form 10-K are repeated below with the enhanced discussion underscored.

Comparison of Fiscal 2011 to Fiscal 2010

Net Sales

Our net sales in fiscal 2011 increased by 24% to a record $764.9 million, as compared to net sales of $617.0 million in fiscal 2010. The increase in net sales reflects an increase of $127.2 million (a 31% increase) to a record $539.6 million in net sales within the FSG as well as an increase of $22.1 million (an 11% increase) to a record $227.8 million in net sales within the ETG. The net sales increase in the FSG reflects organic growth of approximately 21%, as well as additional net sales of approximately $37 million contributed by the first quarter of fiscal 2011 acquisition of Blue Aerospace. The organic growth principally reflects increased demand for certain of the FSG’s aerospace products and services attributed to new product offerings and increased airline capacity resulting in a $41.9 million increase in net sales within the FSG’s aftermarket replacement parts product lines and a $23.6 million increase in net sales within the FSG’s repair and overhaul services product lines. The increase in airline capacity is principally attributed to overall improved global economic conditions as compared to fiscal 2010. Although global financial conditions have improved during fiscal 2011, continued economic uncertainty may moderate net sales growth from capacity increases within our commercial aviation markets in fiscal 2012. Additionally, the FSG’s organic growth in fiscal 2011 reflects an increase of $24.4 million in net sales within our specialty product lines, primarily attributed to the sales of industrial products used in heavy-duty and off-road vehicles as a result of market penetration and increased demand. The net sales increase in the ETG principally reflects organic growth of approximately 10%. The organic growth in the ETG is primarily attributed to an increase in market penetration and demand for certain defense, aerospace and medical products, resulting in a $13.3 million, $5.5 million and $4.0 million increase in net sales from these product lines, respectively. Based on our current economic visibility, we expect stable demand for ETG’s products in fiscal 2012. Sales price changes were not a significant contributing factor to the FSG and ETG net sales growth in fiscal 2011.

Our net sales in fiscal 2011 and 2010 by market approximated 60% and 62%, respectively, from the commercial aviation industry, 24% and 23%, respectively, from the defense and space industries, and 16% and 15%, respectively, from other industrial markets including medical, electronics and telecommunications.

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2.	Please expand your discussion of cost of sales and selling, general, and administrative expenses to quantify and discuss significant changes in cost components within these broad categories, such as product costs, product development costs, marketing costs, depreciation and amortization, and any other significant components that would enable readers to understand your business better. For example, you state that gross profit was affected by higher margins in FSG due to efficiencies realized through higher sales volumes offset by lower margins in ETG due to changes in product mix, but you do not quantify these changes or provide the actual cost figures necessary to put these changes in proper context.

Company Response to Comment #2

In response to the Staff’s comment, the Company will provide the requested information in its future filings. Please see the following type of enhanced discussion that will be provided in future filings, including the Company’s Form 10-Q for the period ended January 31, 2012 to be filed no later than March 12, 2012. The previous disclosures from the Form 10-K are repeated below with the enhanced discussion underscored.

Comparison of Fiscal 2011 to Fiscal 2010

Gross Profit and Operating Expenses

Our consolidated gross profit margin was 35.9% in fiscal 2011 as compared to 36.0% in fiscal 2010, principally reflecting a .7% increase in the FSG’s gross profit margin, partially offset by a .5% decrease in the ETG’s gross profit margin. The increase in the FSG’s gross profit margin principally reflects a .5% decrease in new product research and development expenses as a percentage of net sales. The FSG’s new product research and development spending increased from $11.8 million in fiscal 2010 to $12.9 million in fiscal 2011, but decreased as a percentage of net sales due to the aforementioned net sales increase. The higher sales of the FSG’s aftermarket replacement parts, which generally have higher gross profit margins than the other FSG products lines, also contributed to an increase in the FSG’s gross profit margin . The decrease in the ETG’s gross profit margin is principally attributed to a $.4 million increase over the prior year in impairment charges related to the write down of certain intellectual property intangible assets to their estimated fair values and a .2% increase in new product research and development expenses as a percentage of net sales. The ETG’s new product research and development spending increased from $10.9 million in fiscal 2010 to $12.5 million in fiscal 2011. New product research and development expenses included within our consolidated cost of sales increased from approximately $22.7 million in fiscal 2010 to approximately $25.4 million in fiscal 2011, principally to further enhance growth opportunities and market penetration within both of our operating segments.

Selling, general and administrative (“SG&A”) expenses were $136.0 million and $113.2 million in fiscal 2011 and 2010, respectively. The increase in SG&A expenses

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was mainly due to a $9.6 million increase in general and administrative (“G&A”) employment-related expenses and a $5.3 million increase in other G&A expenses as well as higher selling expenses of $7.9 million, each of which is associated with the growth in net sales discussed above and the acquired businesses, which accounted for $5.5 million of the aggregate SG&A expense increase. The increase in G&A employment-related expenses is inclusive of a $6.3 million increase in performance awards based on the improved consolidated operating results. The increase in other G&A expenses also reflects a $3.1 million increase over the prior year in impairment charges related to the write-down of certain customer relationships and trade name intangible assets to their estimated fair values, partially offset by a $1.2 million reduction in the value of contingent consideration related to a prior year acquisition. SG&A expenses as a percentage of net sales decreased from 18.3% in fiscal 2010 to 17.8% in fiscal 2011. The decrease as a percentage of net sales principally reflects the impact of higher net sales volumes on the fixed portion of SG&A expenses and controlled corporate spending relative to our net sales growth.

Operating Income

Operating income in fiscal 2011 increased by 27% to a record $138.4 million as compared to operating income of $109.2 million in fiscal 2010. The increase in operating income reflects a $27.1 million increase (a 40% increase) in operating income of the FSG to a record $95.0 million in fiscal 2011 from $67.9 million in fiscal 2010 and a $3.4 million increase (a 6% increase) to a record $59.5 million in operating income of the ETG in fiscal 2011, up from $56.1 million in fiscal 2010, partially offset by a $1.2 million increase in corporate expenses. The increase in operating income of the FSG principally reflects the previously mentioned increased sales volumes and favorable product mix and efficiencies realized from the overall increased sales volumes as well as the fiscal 2011 acquisition. The increase in ETG’s operating income principally reflects the previously mentioned increased sales volumes.

As a percentage of net sales, our consolidated operating income increased to 18.1% in fiscal 2011 compared to 17.7% in fiscal 2010. The increase in consolidated operating income as a percentage of net sales principally reflects an increase in the FSG’s operating income as a percentage of net sales to 17.6% in fiscal 2011 from 16.5% in fiscal 2010, partially offset by a decrease in the ETG’s operating income as a percentage of net sales from 27.3% in fiscal 2010 to 26.1% in fiscal 2011. The increase in operating income as a percentage of net sales for the FSG reflects the higher sales volumes and improved gross profit margins as discussed above. The decrease in operating income as a percentage of net sales for the ETG principally reflects the aforementioned increase of $3.5 million over the prior year in impairment losses related to the write-down of certain intangible assets to their estimated fair values, partially offset by a $1.2 million reduction in the value of contingent consideration related to a prior year acquisition.

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Liquidity and Capital Resources, page 34

3.	Please revise to disclose an estimate of the expected amount of capital expenditures for the next fiscal year.

Company Response to Comment #3

In response to the Staff’s comment, the Company will provide the requested information in its future filings. Please see below for the type of enhanced liquidity and capital resources discussion that will be provided in the Company’s future filings. The previous disclosures from the Form 10-K are repeated below with the enhanced discussion underscored.

	As of October 31,
	2011	2010
Cash and cash equivalents	$17,500,000	$6,543,000
Total debt (including current portion)	40,158,000	14,221,000
Shareholders’ equity	620,154,000	554,826,000
Total capitalization (debt plus equity)	660,312,000	569,047,000
Total debt to total capitalization	6%	2%

In addition to cash and cash equivalents of $17.5 million, we had approximately $262 million of unused availability under the terms of our revolving credit facility as of October 31, 2011. Our principal uses of cash include acquisitions, capital expenditures, cash dividends and working capital needs. Capital expenditures in fiscal 2012 are anticipated to approximate $20 - $22 million. We finance our activities primarily from our operating activities and financing activities, including borrowings under long-term credit agreements.

Notes to the Financial Statements

Note 2. Acquisitions, page 54

4.	We note your disclosure of the cash investing activities related to acquisitions, including contingent purchase price payments to previous owners of businesses acquired prior to fiscal 2010. In light of the fact that the total amount of acquisitions, net of cash acquired in fiscal 2011 is material to total assets as of October 31, 2010, we believe that all of the disclosures required by ASC 805 should be provided for, at a minimum, the aggregate of the acquisitions made during each period. For example, please provide a qualitative description of the factors that make up the goodwill recognized, such as expected synergies from combining operations of the acquiree and the acquirer, intangible assets that do not qualify for separate recognition, or other factors. See ASC 805-30-50-1. Also, please revise to disclose the contingent purchase price payments made to previous owners paid during each reporting period separately from the purchase price allocation of the acquisitions made during each period.

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Company Response to Comment #4

In response to the Staff’s comment, the Company will provide the requested information in its future filings, including the Company’s Form 10-Q to be filed no later than March 12, 2012, when applicable. In accordance with ASC 805, the Company has considered all relevant disclosures pertaining to the fiscal 2011 acquisitions. Please note that the disclosure requirements of ASC 805-30-50-1.d and ASC 805-30-50-1.e were included within Note 4 to the Consolidated Financial Statements included in the Company’s Form 10-K. Please see below for the type of disclosure, inclusive of a qualitative description of the factors that made up the goodwill recognized from our fiscal 2011 acquisitions and disclosure of contingent purchase price payments made to previous owners paid during each reporting period, that will be provided in the Company’s future filings when applicable. The previous Note 2 disclosures from the Form 10-K are repeated below with the additional disclosures underscored.

Note 2. ACQUISITIONS

In May 2009, the Company, through HEICO Electronic, acquired 82.5% of the stock of VPT, Inc., a U.S. company that designs and provides power conversion products principally serving the defense, space and aviation industries.  The remaining 17.5% continues to be owned by an existing VPT shareholder which is also a supplier to the acquired company.  During the first and second year following the acquisition, VPT met certain earnings objectives which obligated the Company to pay additional purchase consideration of $1.3 million in both fiscal 2011 and 2010. In addition, subject to meeting certain earnings objectives during the third year following the acquisition, the Company may be obligated to pay additional purchase consideration of up to $10.1 million in fiscal 2012, which will be recorded as additional goodwill.

In October 2009, the Company, through HEICO Electronic, acquired the business, assets and certain liabilities of the Seacom division of privately-held Dukane Corp. and formed a new subsidiary, Dukane Seacom, Inc. (“Seacom”). Seacom is a designer and manufacturer of underwater locator beacons used to locate aircraft cockpit voice recorders, flight data recorders, marine ship voyage recorders and various other devices which have been submerged under water. During the first year following the acquisition, Seacom met certain earnings objectives which obligated the Company to pay additional purchase consideration of $5.3 million in fiscal 2011. Based on the subsidiary’s earnings in the second year following the acquisition, the Company accrued $4.8 million of additional purchase consideration and increased goodwill as of October 31, 2011, which it expects to pay in fiscal 2012.

In February 2010, the Company, through HEICO Electronic, acquired substantially all of the assets and assumed certain liabilities of dB Control. dB Control produces high-power devices used in both defense and commercial applications.

In December 2010, the Company, through HEICO Aerospace, acquired 80.1% of the assets and assumed certain liabilities of Blue Aerospace LLC. Blue Aerospace is a supplier, distributor, and integrator of military aircraft parts and support services

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primarily to foreign military organizations allied with the United States. The remaining 19.9% interest continues to be owned by certain members of Blue Aerospace’s management team.

In September 2011, the Company, through HEICO Electronic, acquired all of the outstanding capital stock of 3D Plus SA (“3D”). 3D is a leading designer and manufacturer of three-dimensional microelectronic and stacked memory products used predominately in satellites and also utilized in medical equipment. Pursuant to the terms of the Stock Purchase Agreement (“SPA”), the purchase consideration for 3D shall reflect certain adjustments, which principally include any difference between 3D’s actual working capital as of the acquisition date and the amount estimated per the SPA. Accordingly, the Company has accrued approximately $6.2 million of additional purchase consideration and increased goodwill as of October 31, 2011, which it expects to pay in fiscal 2012.

As part of the purchase agreements associated with certain prior year acquisitions, the Company may be obligated to pay additional purchase consideration based on the acquired subsidiary meeting certain earnings objectives following the acquisition. For acquisitions consummated prior to fiscal 2010, the Company accrues an estimate of additional purchase consideration when the earnings objectives are met. During fiscal 2011, the Company, through HEICO Electronic, paid $6.6 million of such additional purchase consideration of which $4.1 million was accrued as of October 31, 2010. During fiscal 2010, the Company, through HEICO Electronic, paid $4.2 million of such additional purchase consideration of which $1.8 million was accrued as of October 31, 2009. During fiscal 2009, the Company, through HEICO Electronic, paid $3.8 million of such additional purchase consideration of which $2.2 million was accrued as of October 31, 2008. The amounts paid in fiscal 2011, 2010 and 2009 were based on a multiple of each applicable subsidiary’s earnings relative to target and were not contingent upon the former shareholders of the respective acquired entity remaining employed by the Company or providing future services to the Company. Accordingly, these amounts represent an additional cost of the respective entity recorded as additional goodwill. Information regarding additional contingent purchase consideration may be found in Note 16, Commitments and Contingencies.

The purchase price of each of the above referenced acquisitions was paid principally in cash using proceeds from the Company’s revolving credit facility and is not material or significant to the Company’s consolidated financial statements.

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Cash investing activities related to acquisitions (excluding additional purchase consideration payments) is as follows:

	Year ended October 31,
	2011	2010	2009
Fair value of assets acquired:
Liabilities assumed	$32,263,000	$3,952,000	$3,881,000
Noncontrolling interests in consolidated subsidiaries	5,612,000	—	3,305,000
Less:
Goodwill	48,968,000	12,972,000	28,777,000
Identifiable intangible assets	40,187,000	15,400,000	21,562,000
Inventories	16,964,000	3,184,000	4,249,000
Accounts receivable	9,072,000	6,685,000	4,720,000
Property, plant and equipment	9,115,000	573,000	553,000
Other assets	1,640,000	24,000	3,299,000
Acquisitions, net of cash acquired	($88,071,000)	($34,886,000)	($55,974,000)

The fiscal 2011 liabilities assumed is inclusive of the aforementioned 3D additional purchase consideration. The allocation of the purchase price of 3D to the tangible and identifiable intangible assets acquired and liabilities assumed in these consolidated financial statements is preliminary until the Company obtains final information regarding their fair values. However, the Company does not expect any adjustments to such allocation to be material to the Company’s consolidated financial statements. The primary items that generated the goodwill recognized were the premiums paid by the Company for the future earnings potential of the businesses acquired and the value of their assembled workforces that do not qualify for separate recognition, which, in the case of Blue Aerospace, benefit both the Company and the noncontrolling interest holders. Based on the factors comprising the goodwill recognized, the fair value of the noncontrolling interest in Blue Aerospace was determined based on the consideration of the purchase price paid by the Company for its 80.1% ownership interest.

The operating results of the Company’s fiscal 2011 acquisitions were included in the Company’s results of operations from the effective acquisition dates. The amount of net sales and earnings of the 2011 acquisitions included in the Consolidated Statements of Operations is not material. Had the fiscal 2011 acquisitions been consummated as of the beginning of fiscal 2010, net sales on a pro forma basis for fiscal 2010 would have been approximately $679 million and net sales for fiscal 2011 as well as net income from consolidated operations, net income attributable to HEICO, and basic and diluted net income per share attributable to HEICO shareholders on a pro forma basis for fiscal 2011 and 2010 would not have been materially different than the reported amounts.

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Note 2. Acquisitions, page 54

5.	We note that in December 2010 you acquired 80.1% of the assets and assumed certain liabilities of Blue Aerospace LLC. Please explain to us how you determined or calculated the fair value of the non-controlling interest acquired. As part of your response and revised disclosure, please tell us the valuation method used as well as all significant assumptions. See ASC 805-20-50-1(e).

Company Response to Comment #5

In response to the Staff’s comment, the Company will provide the requested information in its future filings, including the Company’s Form 10-Q to be filed no later than March 12, 2012, when applicable. In accordance with ASC 805, the noncontrolling interest was recognized and measured at fair value as of the acquisition date. Pursuant to the guidance in ASC 820, the Company determined the noncontrolling interest associated with Blue Aerospace based on the consideration of the purchase price paid by the Company for its 80.1% ownership interest. Please note that Blue Aerospace was a private entity and the transaction occurred between a willing buyer and a willing seller. As indicated in our response to Comment #4 above, the composition of the goodwill associated with Blue Aerospace consisted of factors considered by management to benefit both the controlling and noncontrolling interest holders. Additionally, management considered potential risk related to the noncontrolling interest holders and concluded that any significant risk was generally mitigated as such noncontrolling interest holders continue to function as senior management of the acquiree. Based on the aformentioned, the Company determined that use of the controlling interest value to approximate the fair value of the noncontrolling interest was reasonable. Please see below for the type of disclosure, inclusive of the valuation method used to determine the noncontrolling interest associated with our acquisition of Blue Aerospace LLC, that will be provided in the Company’s future filings when applicable. The previous relevant Note 2 disclosure from the Form 10-K is repeated below with the additional disclosure underscored.

Note 2. ACQUISITIONS

The fiscal 2011 liabilities assumed is inclusive of the aforementioned 3D additional purchase consideration. The allocation of the purchase price of 3D to the tangible and identifiable intangible assets acquired and liabilities assumed in these consolidated financial statements is preliminary until the Company obtains final information regarding their fair values. However, the Company does not expect any adjustments to such allocation to be material to the Company’s consolidated financial statements. The primary items that generated the goodwill recognized were the premiums paid by the Company for the future earnings potential of the businesses acquired and the value of their assembled workforces that do not qualify for separate recognition, which, in the case of Blue Aerospace, benefit both the Company and the noncontrolling interest holders. Based on the factors comprising the goodwill recognized and consideration of an insignificant control premium, the fair value of the

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noncontrolling interest in Blue Aerospace was determined based on the consideration of the purchase price paid by the Company for its 80.1% ownership interest.

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The undersigned on behalf of the Company, acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments on the material provided, please contact me.

Sincerely,

/s/ Thomas S. Irwin

Thomas S. Irwin

Executive Vice President and Chief Financial Officer

Cc:	United States Securities and Exchange Commission

Claire Erlanger

United States Securities and Exchange Commission

Joe Foti

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